EXHIBIT 1
                                                          Page 1 of 5
                             CSW CREDIT, INC.

                               BALANCE SHEET

                            AS OF JUNE 30, 1997
                          (Thousands, Unaudited)

                         ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                          $        17
     Accounts receivable, net of allowance for
     doubtful accounts of $2,083                            785,533
                                                          ----------

         Total current assets                               785,550

OTHER ASSETS:
     Deferred income taxes                                    2,254
     Other                                                    2,467
                                                          ----------

         Total other assets                                   4,721

         Total assets                                   $   790,271
                                                          ==========

          LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                    $   708,200
     Deferred credits                                        16,444
     Unearned revenue                                         3,171
     Other liabilities                                        3,084
                                                          ----------

         Total current liabilities                          730,899


STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 245 shares                        1
     Paid-in capital                                         59,371
                                                          ----------

         Total stockholder's equity                          59,372
                                                          ----------

         Total liabilities and stockholder's equity     $   790,271
                                                          ==========

            The accompanying notes to the financial statements are an
                       integral part of these statements.

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                                                                      EXHIBIT 1
                                                                    Page 2 of 5

                                CSW CREDIT, INC.

                              STATEMENTS OF INCOME

                          FOR THE PERIODS ENDED JUNE 30
                             (Thousands, Unaudited)


                                Three Months Ended         Twelve Months Ended
                                 1997       1996            1997       1996
                               ---------  ---------       ---------  ----------

REVENUES                      $   16,860 $   16,170      $   66,778  $   66,955
                               ---------  ---------       ---------  ----------

OPERATING EXPENSES:
     Interest                      8,283      9,102          36,826      39,939
     Provision for bad debts       4,998      3,320          17,440      13,010
     Credit line fees                322        239             931       1,121
     General and administrative     (241)       229             (17)        634
                               ---------  ---------       ---------  ----------

                                  13,362     12,890          55,180      54,704
                               ---------  ---------       ---------  ----------

OPERATING INCOME                   3,498      3,280          11,598      12,251
                               ---------  ---------       ---------  ----------

OTHER INCOME AND DEDUCTIONS:
     Interest income                  15         22              68         229
     Tax benefit of parent            45         24             172          60
        company loss           ---------  ---------       ---------  ----------

                                      60         46             240         289
                               ---------  ---------       ---------  ----------
INCOME BEFORE FEDERAL
  INCOME TAXES                     3,558      3,326          11,838      12,540
                               ---------  ---------       ---------  ----------

FEDERAL INCOME TAXES:
     Current                       1,687      1,156           2,684       5,674
     Deferred                       (458)         0           1,438        (937)
                               ---------  ---------       ---------  ----------
                                   1,229      1,156           4,122       4,737
                               ---------  ---------       ---------  ----------

NET INCOME                     $   2,329 $    2,170       $   7,716  $    7,803
                               =========  =========       =========  ==========



   The accompanying notes to the financial statements are an integral part of these statements.

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                                                                       EXHIBIT 1
                                                                     Page 3 of 5

                                  CSW CREDIT, INC.

                           NOTES TO FINANCIAL STATEMENTS

                                   JUNE 30, 1997
                                    (Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies for the quarter ended June 30, 1997 was $7.6 million. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in an effective rate of 34.5% for the period ended June 30, 1997.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at June 30, 1997.

Statement of cash flows

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

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                                                                       EXHIBIT 1
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Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 1997 presentation.


2.  REGULATION:

The Company is subject to regulation by the Securities  and Exchange  Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3.  SHORT-TERM FINANCING:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the period ending June 30, 1997 was 5.61%. At June 30, 1997, the Company had a revolving credit agreement aggregating $900 million to back up its commercial paper program. The revolving credit agreement expires June 28, 1998 and has a fee of .075% on the commitment. The Company is in compliance with the revolving credit agreement covenants.


4.  HOUSTON LIGHTING & POWER COMPANY:

The Company  entered into an agreement  with  Houston  Lighting & Power  Company
(HLP) to purchase substantially all of its utility receivables. During the three months ended June 30, 1997, the Company had purchased an average of approximately $317.5 million of receivables from HLP.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

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                                                                       EXHIBIT 1
                                                                     Page 5 of 5


On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC has allowed the Company to factor HLP receivables up to a maximum of $450 million and to factor other non-affiliated utility companies' receivables up to a maximum of $100 million. This relief has been granted through December 31, 2000. At June 30, 1997, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.